Exhbit 12.1(D)

Western Massachusetts Electric Company

Ratio of Earnings to Fixed Charges

(In thousands)

	2006	2005	2004	2003	2002	2001
Earnings, as defined:

Net income	$15,644	$15,085	$12,373	$16,212	$37,682	$14,968
Income tax expense	7,766	9,294	7,187	11,687	5,843	6,560
Equity in losses/(earnings) of regional nuclear generating and transmission companies	241	(311)	(149)	(473)	(1,626)	(290)
Dividends received from regional equity investees	372	103	687	1,715	2,067	1,297
Fixed charges, as below	20,462	19,548	17,097	14,946	15,394	16,741
Interest capitalized (not including AFUDC)	—	—	—	—	—	—
Total earnings, as defined	$44,485	$43,719	$37,195	$44,087	$59,360	$39,276

Fixed charges, as defined:

Interest on long-term debt	$10,671	$9,535	$6,655	$3,860	$2,942	$4,940
Interest on rate reduction bonds	6,723	7,570	8,332	8,994	9,587	6,251
Other interest	1,507	1,041	782	965	1,857	4,120
Rental interest factor	1,333	1,200	1,167	1,033	933	833
Amortized premiums, discounts and capitalized expenses related to indebtedness	228	202	161	94	75	597
Interest capitalized (not including AFUDC)	—	—	—	—	—	—
Total fixed charges, as defined	$20,462	$19,548	$17,097	$14,946	$15,394	$16,741

Ratio of Earnings to Fixed Charges	2.17	2.24	2.18	2.95	3.86	2.35